UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                 Amendment No. 4

                       PLAY BY PLAY TOYS & NOVELTIES, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                              (Title of Securities)

                                   72811K 10 3
                                 (CUSIP Number)


1) Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only)

       Arturo G. Torres

2)     Check the Appropriate Box if a Member of a Group

       (A)    [ ]
       (B)    [ ]

(3)    SEC Use Only

(4)    Citizenship or Place of Organization:  U.S.A.

Number            (5)  Sole Voting Power: 2,017,900
of Shares
Beneficially      (6)  Shares Voting Power:  -0-
Owned by Each
Reporting         (7)  Sole Dispositive Power:    2,017,900
Person
With              (8)  Shares Dispositive Power:  -0-

9)     Aggregate Amount Beneficially Owned by Each Reporting Person:
       2,017,900

10)    Check if the Aggregate Amount in Row (9) Excludes Certain Shares:
       Not Applicable (See Instructions)

(11)   Percent of Class Represented by Amount in Row (9): 23.6%*

(12)   Type of Reporting Person (See Instructions):  IN

ITEM 1(a)   NAME OF ISSUER:   Play By Play Toys & Novelties, Inc.


ITEM 1(b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                                                       4400 Tejasco
                                                       San Antonio, Texas  78218

ITEM 2(a)   NAME OF PERSON FILING:  Arturo G. Torres


ITEM 2(b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            4400 Tejasco
            San Antonio, Texas  78218

ITEM 2(c)   CITIZENSHIP:  U.S.A.


ITEM 2(d)   TITLE OF CLASS OF SECURITIES: Common Stock


ITEM 2(e)   CUSIP NUMBER: 72811K 10 3


ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

            Not applicable

ITEM 4.     OWNERSHIP.

            (a) Amount Beneficially Owned:   2,017,900

            (b) Percent of Class:       26.3%*

            (c) Number of shares as to which such person has:

                (i)   sole power to vote or to direct the vote:  2,017,900

                (ii)  shares power to vote or to direct the vote:  -0-

                (iii) sole power to dispose or to direct the disposition of:
                       2,017,900

                (iv)  shares power to dispose or to direct the disposition of:
                       -0-

ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

           Not applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable

ITEM 10. CERTIFICATION

         Not applicable

-----------------------------------------

* Based on the total number of shares of Common Stock outstanding on December 15, 1999 (the date of the Issuer's most recent Form 10-Q filed with the Securities and Exchange Commission).

SIGNATURE.


February 10, 2000
-------------------------
Date


/s/ARTURO G. TORRES
-------------------------
Signature


ARTURO G. TORRES
-------------------------
Name/Title

                                       3